Exhibit 97.1

Clawback Policy

Effective Date: November 1, 2023

Tripadvisor, Inc. (together with its subsidiaries, the “Company”) has adopted this Clawback Policy (this “Policy”) to provide for the recovery of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws. This Policy is designed to comply with the Nasdaq listing rules (the “Nasdaq Rules”), including but not limited to Rule 4508, and the rules and regulations adopted by the SEC (the “SEC Rules”), including but not limited to Section 10D. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section III below.

This Policy shall apply to, and shall be binding and enforceable against, the Company’s current and former Executive Officers and such other employees who may from time to time be deemed subject to this Policy (collectively, the “Covered Persons”) by majority of independent directors serving on the Board (the “Independent Directors”).

This Policy applies to all Incentive-Based Compensation Received by a Covered Person:

i)
on or after the Effective Date;
ii)
after beginning service as a Covered Person;
iii)
who served as a Covered Person at any time during the performance period relating to the applicable Incentive-Based Compensation; and
iv)
during the Clawback Period.

Incentive-Based Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

I.
Recovery of Erroneously Awarded Compensation

A. In the event that the Company is required to prepare an Accounting Restatement, the Independent Directors will reasonably promptly require recovery of the Erroneously Awarded Compensation Received by any Covered Person as follows:

i)
The Independent Directors shall determine the amount of any Erroneously Awarded Compensation Received by each Covered Person and shall reasonably promptly notify each Covered Person with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

ii)
For Incentive-Based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

a.
the amount to be repaid or returned shall be based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was paid; and

b.
The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.

iii)
The Independent Directors shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section I(B) below, in no event shall the Company accept an amount that is less than the amount of the Erroneously Awarded Compensation Received by a Covered Person in satisfaction of such Covered Person’s obligations hereunder.

iv)
To the extent that the Covered Person has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

v)
To the extent that a Covered Person fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such amount from the applicable Covered Person. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

B. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated above if the Independent Directors determine that recovery would be impracticable because:

i)
The direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to Nasdaq.

ii)
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

C. The Company intends that this Policy will be applied to the fullest extent of the law. The Independent Directors may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the adoption of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

II.
Prohibition of Indemnification

The Company shall not be permitted to insure or indemnify any Covered Person against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Person from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

III.
Definitions

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Board” means the Board of Directors of the Company.

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

“Effective Date” means the date that this Policy is adopted by the Board. Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation Received on and after October 2, 2023.

“Erroneously Awarded Compensation” means, with respect to each Covered Person in connection with an Accounting Restatement, the amount of Incentive-Based Compensation Received by such Covered Person that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

“Executive Officer” means an executive officer of the Company, as determined by the Independent Directors in accordance with the Nasdaq Rules and the SEC Rules.

“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any other measure that is derived wholly or in part from such measure, such as revenues, EBITDA, or net income, or (ii) stock price and total shareholder return. Financial Reporting Measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios; net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on satisfaction of a Financial Reporting Measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a Financial Reporting Measure performance goal. Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (iv) wholly time-based equity awards; and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure performance goal.

“Nasdaq” means the Nasdaq Global Market.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

“SEC” means the U.S. Securities and Exchange Commission.

IV.
Modification and Interpretation

The Company reserves the right to modify, discontinue or replace this Policy or any terms of the Policy at any time, with or without notice. In the event of a conflict between this Policy and applicable law, applicable law will prevail.

V.
Enforcement

Any alleged or actual violation of this Policy (a “Violation”) shall be treated as a serious matter and must be immediately reported to the Compliance Team. The Compliance Team shall investigate the facts and circumstances surrounding any and all alleged Violations. In addition, any Violation can be expected to result in serious sanctions by the Company, including dismissal, suspension without pay, loss of pay or bonus, loss of benefits, demotion, or other sanctions, whether or not the violation of Company policy or procedure also constituted a violation of law.

VI.
Administration

This Policy shall be administered by the Independent Directors, and any determinations made by the Independent Directors shall be final and binding on all affected individuals. The Independent Directors are authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the Nasdaq Rules, the SEC Rules, and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq, promulgated or issued in connection therewith. The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.

If you have any questions regarding the Policy, please do not hesitate to contact the Compliance Team at compliance@tripadvisor.com.